Exhibit 99.379

Condensed Consolidated Interim Financial Statements of

NexTech AR Solutions Corp.

Three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at
	September 30, 2021	December 31, 2020
Assets

Current assets
Cash	$8,258,563	$10,684,952
Digital Assets (Note 4)	-	2,546,035
Receivables (Note 5)	1,895,277	1,312,548
Contract Asset (Note 14)	267,865	244,478
Prepaid expenses (Note 6)	895,117	1,354,369
Inventory (Note 7)	4,581,632	3,211,675
	15,898,454	19,354,057
Non-current assets
Equipment (Note 8)	367,784	300,558
Right-of-use asset (Note 9)	1,147,661	1,034,724
Intangible assets (Note 10)	7,239,443	3,500,041
Goodwill (Note 10)	7,832,208	4,886,513
Total assets	$32,485,550	$29,075,893

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (Note 11)	$3,832,913	$2,527,437
Deferred revenue (Note 14)	1,573,270	383,022
Lease liability (Note 9)	288,966	150,662
Contingent consideration (Note 3)	463,030	2,717,859
	6,158,179	5,778,980
Non-current liabilities
Lease liability (Note 9)	860,152	877,978
Total liabilities	7,018,331	6,656,958

Shareholders’ Equity
Share capital (Note 12)	65,020,985	41,968,520
Reserves	10,041,357	6,757,098
Deficit	(49,595,123)	(26,306,683)
	25,467,219	22,418,935
Total liabilities and shareholders’ equity	$32,485,550	$29,075,893
Nature of Operations (Note 1)

See accompanying notes to condensed consolidated interim financial statements.

Approved by the Board of Directors

“Evan Gappelberg “	, Director	“Paul Duffy”	, Director

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Revenue (Note 14)	$5,737,585	$4,662,928	$19,555,840	$10,683,942
Cost of sales (Note 15)	(3,936,309)	(1,705,571)	(12,147,574)	(4,209,001)
Gross profit	1,801,276	2,957,357	7,408,266	6,474,941
Operating expenses:
Sales and marketing (Note 15)	4,358,738	3,145,881	13,494,067	5,933,721
General and administrative (Note 15)	3,735,240	639,773	9,914,613	3,156,980
Research and development (Note 15)	1,863,785	1,048,161	5,389,276	1,552,714
	9,957,763	4,833,815	28,797,956	10,643,415
Other expense (income)
Stock-based compensation (Note 12)	(574,131)	2,124,158	2,384,912	2,989,057
Amortization (Note 10)	682,889	189,236	1,276,798	409,947
Right of Use Amortization (Note 9)	64,735	-	144,057	-
Gain on digital assets (Note 4)	-	-	(219,321)	-
(Gain) loss on contingent consideration (Note 3)	102,400	-	(1,413,648)	-
Depreciation (Note 8)	37,286	25,440	97,321	52,723
Foreign exchange gain	(252,992)	(15,284)	(371,369)	(7,307)
	60,187	2,323,550	1,898,750	3,444,420
Loss before income taxes	(8,216,674)	(4,200,008)	(23,288,440)	(7,612,894)
Deferred income tax recovery	-	24,139	-	72,617
Net loss	$(8,216,674)	$(4,175,869)	$(23,288,440)	$(7,540,277)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	413,553	(195,249)	296,096	(15,485)
Total comprehensive loss	$(7,803,121)	$(4,371,118)	$(22,992,344)	$(7,555,762)

Loss per common share
Basic and diluted loss per common share	(0.09)	(0.06)	(0.28)	(0.11)
Weighted average number of common shares outstanding Basic and diluted	86,125,077	71,979,018	82,002,671	66,112,703

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
Balance as at December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	4,282,128	2,987,062	-	-	-	2,987,062
Shares issued for exercise of options	1,938,666	1,447,647	-	(552,547)	-	895,100
Shares issued for purchase of Jolokia	1,000,000	1,160,357	-	-	-	1,160,357
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Stock-based compensation	-	-	-	2,989,057	-	2,989,057
Shares issued for services	1,063,851	855,894	-	-	-	855,894
Shares issued from private placement	1,528,036	3,208,876	-	-	-	3,208,876
Shares issue from public offering	2,035,000	13,227,500	-	-	-	13,227,500
Share issuance costs	-	(2,074,963)	-	766,325	-	(1,308,638)
Translation of foreign operations	-	-	-	(15,485)	-	(15,485)
Total net loss	-	-	-	-	(7,540,277)	(7,540,277)
Balance as at September 30, 2020	74,314,893	$37,222,588	$-	$4,594,680	$(18,253,378)	$23,563,890

Balance as at December 31, 2020	77,111,864	$41,968,520	$-	$6,757,098	$(26,306,683)	$22,418,935
Shares issued for exercise of warrants	1,197,577	1,009,204	-	-	-	1,009,204
Shares issued for exercise of option	590,000	484,105	-	(76,375)	-	407,730
Shares for services	233,386	1,378,382	-	-	-	1,378,382
Shares issued from public offering	2,801,500	14,007,500	-	-	-	14,007,500
Shares issued for contingent consideration	162,960	550,540	-	-	-	550,540
Shares issued for purchase of Threedy.ai	3,877,551	6,805,102	-	-	-	6,805,102
Shares issued for purchase of ARway	609,666	871,822	-	-	-	871,822
Stock-based compensation	-	-	-	2,384,912	-	2,384,912
Share issuance costs	-	(2,054,190)	-	679,626	-	(1,374,564)
Translation of foreign operations	-	-	-	296,096	-	296,096
Total net loss	-	-	-	-	(23,288,440)	(23,288,440)
Balance as at September 30, 2021	86,584,504	$65,020,985	$-	$10,041,357	$(49,595,123)	$25,467,219

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cashflows from operating activities
Net loss	$(8,216,674)	$(4,175,869)	$(23,288,440)	$(7,540,277)

Items not affecting cash
Amortization of intangible assets	682,889	189,236	1,276,798	409,947
Deferred income tax recovery	-	(24,139)	-	(72,617)
Amortization of right to use asset	13,466	36,007	92,788	36,007
Depreciation of property and equipment	37,286	25,440	97,321	52,723
Gain on digital assets	-	-	(219,321)	-
(Gain) loss on contingent consideration	102,400	-	(1,413,648)	-
Shares issued for services	78,535	-	1,378,382	-
Stock-based compensation	(574,131)	-	2,384,912	-
Share-based payments	-	2,332,046	-	3,844,950
Shares issued to settle related party liability	-	-	-	38,239

Changes in non-cash working capital balances
Receivables	(797,207)	(867,929)	(582,729)	(728,382)
Contract Asset	69,342	-	(23,387)	-
Prepaid expenses	411,727	(124,032)	459,252	(119,374)
Inventory	(514,123)	(1,160,476)	(1,369,957)	(1,488,357)
Accounts payable and accrued liabilities	1,399,775	119,806	1,305,476	600,593
Deferred revenue	133,360	526,005	1,190,248	526,005
Other payables	-	-	-	(230,174)
Net cash used in operating activities	$(7,173,355)	$(3,123,905)	$(18,712,305)	$(4,670,717)

Cashflows from investing activities
Purchase of equipment	(27,653)	(68,022)	(138,572)	(68,022)
Proceeds from sale of digital assets	-	-	2,765,356	-
Purchase of Next Level Ninjas	-	(719,895)	-	(719,895)
Cash acquired during acquisition	-	(45,715)	-	(45,715)
Net cash used in investing activities	$(27,653)	$(833,632)	$2,626,784	$(833,632)

Cashflows from financing activities
Proceeds from exercise of options and warrants	123,986	1,949,438	1,416,934	3,882,162
Proceeds from private placement	-	-	-	3,009,047
Proceeds from public offering, net of issuance costs	-	12,118,689	12,632,937	12,118,689
Payment of lease obligations	(13,145)	(39,475)	(148,923)	(39,475)
Payment of contingent consideration	(18,902)	-	(18,902)	-
Net cash provided by financing activities	$91,939	$14,028,652	$13,882,046	$18,970,423

Change in cash during the period	(7,109,069)	10,071,115	(2,203,475)	13,466,074
Cash, beginning of period	15,395,005	6,282,197	10,684,952	2,849,344
Effects of foreign exchange on cash	(27,373)	34,700	(222,914)	72,594
Cash, end of period	$8,258,563	$16,388,012	$8,258,563	$16,388,012

Supplemental cash flow information
Taxes paid	(224)	-	8,743	-
Interest Paid	9,022	-	16,298	-
Interest received	(54,895)	-	(33,426)	-

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS

NexTech AR Solutions Corp. (“NexTech” or the “Company”) develops and acquires augmented reality technology solutions, owns and operates eCommerce businesses where the Company uses technology solutions to sell goods online through their websites and various third-party channels and provides augmented reality solutions in video hosted learning and event platforms. The Company was incorporated in the province of British Columbia, Canada on January 12, 2018. The Company’s registered and head office is located at 121 Richmond Street W, Suite 501, Toronto, Canada M5H 2K1.

The Company’s shares trade in Canada on the NEO Exchange and Canadian Securities Exchange under the trading symbol “NTAR” and in the United States of America on the OTCQB under the trading symbol “NEXCF”.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2020. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Prior periods classification of expenses may have changed to conform with the current periods presentation.

New Standards, Interpretations and Amendments Adopted by the Company

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2020, except for the adoption of new standards effective as at January 1, 2021. The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 10, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Amendments that apply for the first time in 2021, do not have an impact on the interim condensed consolidated financial statements of the Company. There are no new standards issued by not yet effective as at January 1, 2021 that have a material impact to the Company’s interim condensed consolidated financial statements.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control occurs when the Company is exposed to, or has right to, variable return from its involvements with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases. All intercompany transactions and balances have been eliminated.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, Jolokia Corporation, Nextech AR Solutions PTE Ltd, Threedy.ai Inc, and Arway Ltd.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and the expenses and the statement of financial position classifications used.

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia”) in exchange for 1,000,000 of the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 13), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. On April 30, 2021 the Company paid out the contingent consideration payable through the issuance of 162,960 shares with a fair value of $448,140, that resulted in a gain of $1,413,648.

Share consideration (A)	$1,326,125
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	2,224,001
Total Consideration	$3,384,361

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase price allocation at the acquisition date:

Tangible assets & liabilities
Other receivable	$1,114
Equipment	118,165
Accounts payable and accrued liabilities	(51,627)
Line of credit	(171,290)
$(103,638)

Intangible assets
Customer relationships (Note 10)	943,098
Brand (Note 10)	44,512
Technology (Note 10)	225,342
$1,212,952
Goodwill (Note 10)	2,275,047
Total Consideration	$3,384,361

The goodwill is mainly attributable to the work force and the synergies expected to the achieved from integrating Jolokia business with the Company’s technology and services.

Map Dynamics

On November 20, 2020, the Company acquired 100% of the assets of Tiger Web Media (“Map Dynamics”). Map Dynamics is a software platform that assists customers in event management and floorplan booth sales for in-person, virtual, and hybrid events.

The purchase price consists of cash (A) and contingent consideration with an initial estimated fair value as noted below (B). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$400,000 payable in common shares of the Company. The fair value of the contingent consideration as at September 30, 2021 was $463,030.

Cash consideration (A)	$777,900
Earn-out payment (contingent) (B)	493,858
Total Consideration	$1,271,758

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase price allocation at the acquisition date:

Tangible assets
Trade receivable	$23,985

Intangible assets
Customer relationships (Note 10)	342,276
Brand (Note 10)	80,383
Technology (Note 10)	228,184
$650,843
Goodwill (Note 10)	596,929
Total Consideration	$1,271,758

Threedy.ai Inc

On June 25, 2021, the Company acquired 100% of the shares of Threedy.ai Inc (“Threedy.ai”). Threedy.ai is an AI based end-to-end platform used to produce 3D augmented reality models in an efficient manner.

The purchase price consists of 3,877,551 common shares of the Company with an estimated fair value of $6,805,102, including cash acquired of $16,235. The Company incurred acquisition-related costs of $45,769.

The following table presents the purchase price allocation at the acquisition date:

Tangible assets & liabilities

Cash	$16,235
Trade receivables	13,277
Other current assets	3,762
Equipment, net	2,344
Accounts payable and accrued liabilities	(50,969)
$(15,351)

Intangible assets
Technology (Note 10)	4,179,960
$4,179,960

Goodwill (Note 10)	2,640,493
Total Consideration	$6,805,102

ARway Ltd.

On August 26, 2021, the Company acquired 100% of the shares of ARway Ltd (“ARway”). ARway is a Unity-based platform that uses AI to scan and recognize surroundings for 3D spatial mapping.

The purchase price consists of 609,666 common shares of the Company with an estimated fair value of $871,822, including cash acquired of $5,503. The Company incurred acquisition-related costs of $40,238.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS (continued)

Tangible assets & liabilities
Cash	$5,503
Accounts payable and accrued liabilities	(12,268)
$(6,765)

Intangible assets
Technology (Note 10)	674,298
$674,298

Goodwill (Note 10)	204,289
Total Consideration	$871,822

4.	DIGITAL ASSETS

On December 31, 2020, the Company purchased 69.2 bitcoins for $2,546,035 in cash. On January 27, 2021 the Company sold the bitcoins for a gain of $219,321.

5.	RECEIVABLES

	September 30, 2021	December 31, 2020
Trade receivables	$982,531	$1,184,681
Other receivables	866,380	-
GST receivable	46,366	127,867
	$1,895,277	$1,312,548

6.	PREPAID EXPENSES

	September 30, 2021	December 31, 2020
Prepaid Inventory	$53,787	$1,088,887
Prepaid expenses	824,616	252,241
Deposits	16,714	13,241
	$895,117	$1,354,369

7.	INVENTORY

As at September 30, 2021 the inventory balance is $4,561,632 (2020 - $3,211,675). Inventory consists solely of finished goods. Inventory is valued at the lower of cost and net realizable value.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

8.	EQUIPMENT

	Computer Equipment	Trade show Equipment	Office Furniture and Equipment	Total
Costs
December 31, 2019	$50,128	$16,440	$129,956	$196,524
Additions	84,575	-	44,048	128,623
Acquisition of Jolokia Corp (Note 3)	83,657	-	34,508	118,165
Effects of movement in exchange rates	(9,127)	-	(4,328)	(13,455)
December 31, 2020	$209,233	$16,440	$204,184	$429,857
Additions	115,257	-	23,315	138,572
Acquisition of Threedy.ai (Note 3)	17,506	-	-	17,506
Asset write-offs	(17,648)	-	-	(17,648)
Effects of movement in exchange rates	608	-	25,011	25,619
September 30, 2021	$324,956	$16,440	$252,510	$593,906
Accumulated depreciation
December 31, 2019	$9,478	$5,755	$34,979	$50,212
Additions	31,271	3,288	48,424	82,983
Effects of movement in exchange rates	-	-	(3,896)	(3,896)
December 31, 2020	$40,749	$9,043	$79,507	$129,299
Additions	$58,912	2,466	35,943	97,321
Acquisition of Threedy.ai (Note 3)	(15,161)	-	-	(15,161)
Asset write-offs	15,775			15,775
Effects of movement in exchange rates	(977)	-	(135)	(1,112)
September 30, 2021	$99,298	$11,509	$115,315	$226,122
Net book value
December 31, 2020	$168,484	$7,397	$124,677	$300,558
September 30, 2021	$225,658	$4,931	$137,195	$367,784

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

9.	LEASES

The company entered into long-term lease agreements for warehouse space, store space, and office space with lease terms ranging from 2-8 years. The present value of future lease payments was measured using an incremental borrowing rate of 6% annum. The right of use asset is as follows:

Right of use assets
Total
Balance, December 31, 2019	$-
Additions	1,103,706
Depreciation	(68,982)
At December 31, 2020	$1,034,724
Additions	253,364
Amortization	(92,788)
Effects of movement in exchange rates	(47,639)
At September 30, 2021	$1,147,661

Lease obligations

Total
Balance, December 31, 2019	$-
Additions	1,103,706
Interest expense	1,318
Lease payments	(76,384)
At December 31, 2020	$1,028,640
Additions	254,069
Interest expense	(11,770)
Lease payments	(148,923)
Effects of movement in exchange rates	27,102
At September 30, 2021	$1,149,118
Current	$288,966
Non-current	860,152
At September 30, 2021	$1,149,118

The maturity analysis of the lease liabilities as at September 30, 2021 is as follows:

Less than one year	$297,694
One to five years	1,015,819
Over five years	145,960
Total undiscounted lease liabilities	$1,459,473
Amount representing implicit interest	(310,355)
Balance at September 30, 2021	$1,149,118

Interest expense for the three and nine months ended September 30, 2021 was $6,548 (2020 - $397) and 11,770 respectively (2020 - $397).

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

10.	INTANGIBLE ASSETS

	Websites	Customer relationship	Supplier relationship	Brand	Technology	Goodwill	Total
Costs
December 31, 2019	$85,664	$243,695	$321,072	$1,042,812	$-	$2,262,527	$3,955,770
Acquisition of Jolokia (Note 3)	-	943,098	-	44,512	225,342	2,275,047	3,487,999
Acquisition of Map Dynamics (Note 3)	-	342,276	-	80,383	228,184	596,929	1,247,772
Impairment of Hootview	(85,664)	-	-	-	-	-	(85,664)
Additions	-	-	-	2,891	1,100,446	-	1,103,337
Effects of movement in exchange rates	-	(90,822)	(6,328)	(25,769)	(23,185)	(247,990)	(394,094)
December 31, 2020	$-	$1,438,247	$314,744	$1,144,829	$1,530,787	$4,886,513	$9,315,120
Acquisition of Threedy.ai (Note 3)	$-	$-	$-	$-	$4,179,960	$2,640,493	$6,820,453
Acquisition of ARway (Note 3)	-	-	-	-	674,298	204,289	878,587
Effects of movement in exchange rates	-	1,016	222	3,127	157,577	100,913	262,855
September 30, 2021	$-	$1,439,263	$314,966	$1,147,956	$6,542,622	$7,832,208	$17,277,015

Accumulated depreciation
December 31, 2019	$7,674	$17,696	$31,779	$215,542	$-	$-	$272,691
Impairment of Hootview	(16,241)	-	-	-	-	-	(16,241)
Additions	8,567	168,480	31,475	383,522	80,072	-	672,116
December 31, 2020	$-	$186,176	$63,254	$599,064	$80,072	$-	$928,566
Additions		215,891	23,623	221,751	815,533	-	1,276,798
September 30, 2021	$-	$402,067	$86,877	$820,815	$895,605	$-	$2,205,364

Net book value
December 31, 2020	$-	$1,252,071	$251,490	$545,765	$1,450,715	$4,886,513	$8,386,554
September 30, 2021	$-	$1,037,196	$228,089	$327,141	$5,647,017	$7,832,208	$15,071,651

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

10.	INTANGIBLE ASSETS (continued)

Website

On February 6, 2019, the Company acquired 100% of HootView for $85,554 (US$65,000), which included a domain name. The website was written down on December 31, 2020.

Technology

On August 27, 2020, the Company acquired certain assets from Next Level Ninjas LLC with the consideration of a cash payment of $737,825 (US$550,000). The acquisition of such assets did not constitute a business under IFRS 3; therefore, the transaction was accounted for as an asset acquisition.

On October 1, 2020, the Company acquired the AiR Show application, which allows consumers to view and interact with human holograms for application such as virtual concerts, conferences, and other events. The fair cost of the application on acquisition date was $400,186. The total consideration paid for the Air Show application included 37,500 common shares of the Company with a fair value of $200,625 and cash of $199,571.

On June 25, 2021, the Company acquired the Threedy.ai (Note 3). As part of this acquisition, $4,179,960 was allocated to technology.

On August 26, 2021, the Company acquired the ARway Ltd (Note 3). As part of this acquisition, $674,298 was allocated to technology.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In the year ended 2020, the Company acquired a 100% interest in Jolokia and Map Dynamics, which included goodwill, valued at $2,275,047 and $596,929 respectively. On June 25, 2021 the Company acquired 100% interest in Threedy.ai including $2,640,493 of goodwill. As part of the ARway acquisition on August 26, 2021 the Company acquired $204,289 of goodwill.

The goodwill balance, as at September 30, 2021, consists of the goodwill acquired from acquisitions noted above and includes the currency translation adjustment for the nine months ended September 30, 2021 of $296,096 (2020 – ($15,485)). The Company estimated the recoverable amount based on the value-in-use method of the cash-generating units that the goodwill contributes to was higher than the carrying value at December 31, 2020.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 3%. The discount rate of 20 - 25% was used.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2021	December 31, 2020
Accounts payable	$2,377,405	$1,835,236
Accrued liabilities	1,455,508	692,201
	$3,832,913	$2,527,437

12.	SHARE CAPITAL

Authorized

As at September 30, 2021 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the nine months ended September 30, 2021, the Company had the following share transactions:

●	repurchased 4,555 shares with a fair value of $22,154 as part of shares issued for services

●	issued 233,386 shares with a fair value of $1,378,382 for shares for services

●	issued 590,000 shares for the exercise of options for proceeds of $484,105.

●	issued 1,197,577 shares for the exercise of warrants for proceeds of $1,009,204.

●	Issued 162,960 shares to extinguish the contingent consideration for the acquisition of Jolokia for a fair value of $550,540

●	Issued 3,877,551 shares for the acquisition of Threedy.ai for a fair value of $6,805,102

●	Issued 609,666 shares for the acquisition of ARway Ltd for a fair value of $871,822

●	issued 2,801,500 units for gross proceeds of $14,007,500 ($12,632,937 net of issuance costs). Each unit consists of one share and one-half warrant. Each warrant is exercisable at $6.00 per share for a period of 2 years from issuance, subject to an accelerated expiry if certain conditions are met. In relation, the Company issued 203,105 compensation options, each of which entitle the Holder to purchase one unit of the Corporation for $5.00 per unit. Each unit is comprised of one-half of one Common Share purchase warrant which is exercisable at $6.00 per warrant, under the same conditions noted above. The fair value of the broker warrants is $679,626 using Black Scholes Option Pricing Model.

Share purchase warrants
	Number	Weighted Average Exercise Price
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	1.04
Exercised	(6,387,850)	(5.74)
Balance, as at December 31, 2020	3,339,891	$3.23
Granted	1,703,855	6.00
Exercised	(1,186,744)	(0.84)
Balance, as at September 30, 2021	3,857,002	$5.50

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

12.	SHARE CAPITAL (continued)

The weighted average remaining life on the warrants is 1.06 years. 203,105 broker warrants were granted for the nine months ended September 30, 2021. The broker warrants have been valued at an aggregate $1,910,250 (2020 - $1,135,056) using the Black-Scholes option pricing model with the following assumptions:

Nine months ended
Weighted average	September 30, 2021
Risk free interest rate	0.67%
Expected life of warrants in years	2 years
Expected dividend yield	0%
Expected stock volatility	128%
Fair value per warrant	$2.47

Stock options

		Weighted
		Average
	Number	Exercise Price
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	5,183,000	4.26
Cancelled	(261,667)	(0.62)
Exercised	(2,354,000)	(0.54)
Forfeited	(1,178,333)	(1.86)
Balance, as at December 31, 2020	5,868,000	$3.55
Granted	1,822,000	3.19
Cancelled	(2,352,200)	(3.97)
Exercised	(575,000)	(0.65)
Forfeited	(396,400)	(4.72)
Balance, as at September 30, 2021	4,366,400	$3.05

The weighted average remaining life of the outstanding stock options is 2.38 years.

The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. During the three and nine months ended September 30, 2021, ($574,131) (2020 – $2,124,158) and $2,384,912 (2020 - $2,989,057) was recognized as stock based compensation. Share based compensation for the current period is negative due to forfeitures of options from former employees, resulting in a reversal of previously expensed stock based compensation.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

12.	SHARE CAPITAL (continued)

The weighted average assumptions used in calculating the fair values are as follows:

Weighted average	Nine months ended September 30, 2021	Year ended December 31, 2020
Risk free interest rate	1.57%	1.39%
Expected life of options in years	3	3
Expected dividend yield	0%	0%
Expected stock option volatility	158%	150%
Fair value per option	$1.51	$1.83

The weighted trading average price of the Company’s shares on the date the options were exercised is $3.60

The following table presents the stock-based compensation expense by function:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
General and administrative	$(45,929)	$66,146	$190,793	$239,125
Research and development	(298,550)	763,173	1,240,154	1,195,623
Sales and marketing	(229,652)	1,294,840	953,965	1,554,310
	$(574,131)	$2,124,159	$2,384,912	$2,989,058

On December 5, 2019, the Company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the three and nine months ended September 30, 2021 was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants. As at September 30, 2021, 1,392,772 units (2020 - 1,353,947) were vested and 454,850 units (2020 – 454,850) were outstanding.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel and entities wholly owned by those personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Remuneration for services	$128,591	$79,351	$604,370	$122,479
Share-based payments	145,355	$165,352	176,415	576,990
	$273,946	$244,703	$780,785	$699,469

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amounts due to and from related parties as at September 30, 2021 and December 31, 2020 are as follows:

Related party assets (liabilities)	September 30, 2021	December 31, 2020
Key management personnel	$(46,721)	$5,388

The amounts owed from the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment.

On July 9th, 2021 the company issued a forgivable loan in the aggregate amount of $1,244,410 to two newly hired employees and included in Receivables on the Statements of Financial Position. The loan is to be forgiven with the condition of continued employment services to be provided to the Company with half of the amount forgiven on November 25th, 2021 and the remaining on July 25th, 2022. For the period ended September 30, 2021 the Company has expensed 3 months of services in the amount of $378,030 to reflect a proration of the forgiveness condition. The loan is fully secured with interest bearing at market rates and is to be repaid in full within three years less amounts forgiven per conditions noted.

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents a disaggregation of revenue by service:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Product sales	$4,579,686	$3,810,195	$15,019,464	$9,344,843
Technology services	931,494	$763,155	3,652,619	1,191,014
Renewable software licenses	226,405	$89,578	883,757	148,085
	$5,737,585	$4,662,928	$19,555,840	$10,683,942

The product sales are recognized at a point in time and the technology services and renewable software licenses revenue is recognized over time.

Deferred Revenue

Deferred revenue represents customer payments received for services to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Contract assets, beginning	$244,478	$-
Contract assets, billed over the period	(224,705)	$-
Contract assets additions related to technology services	248,092	244,478
Contract assets, ending	$267,865	$244,478
Current	267,865	244,478
Non-current	-	-
Contract assets, ending	$267,865	$244,478

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Contract assets

	Nine months ended September 30, 2021	Year ended December 31, 2020
Contract assets, beginning	$244,478	$-
Contract assets, billed over the period	(224,705)	$-
Contract assets additions related to technology services	248,092	244,478
Contract assets, ending	$267,865	$244,478

Current	267,865	244,478
Non-current	-	-
Contract assets, ending	$267,865	$244,478

The following is a breakdown of the Company’s revenues from external customers attributed to the entity’s countries of domicile (Canada and the United States) and foreign countries. Revenues are attributed based on the country that the signing customer’s head office is located in.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Countries of domicile	$5,384,887	$4,662,928	$19,041,719	$10,683,942
Foreign countries	352,698	$-	514,121	-
	$5,737,585	$4,662,928	$19,555,840	$10,683,942

The Company has no non-current assets held in foreign countries.

15.	EXPENSES BY NATURE

The Company presents operating expenses by function with the exception of amortization, depreciation and foreign exchange loss. The following presents operating expenses by nature:

Cost of Sales

	Three months ended	Three months ended	Nine months ended	Nine months ended
Cost of sales	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cost of products/services	$2,444,755	$1,705,571	$8,051,263	$4,209,001
Salaries and wages	1,472,781	-	4,077,538	-
Employee benefits	18,773	-	18,773	-
	$3,936,309	$1,705,571	$12,147,574	$4,209,001

Salaries, wages, and benefits specific to cost of sales for technology services were unmeasurable for acquired companies in prior years. It is impracticable for management to determine the cost of sales in prior year due to the lack of information available. As such, there is no amount reflected for salaries and wages or employee benefits for the nine months ended September 30, 2020.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

15.	EXPENSES BY NATURE (continued)

Sales and marketing

	Three months ended	Three months ended	Nine months ended	Nine months ended
Sales and marketing	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Advertising	$1,721,153	$1,419,657	$5,706,477	$3,159,537
Consultant fees	861,331	602,730	2,967,946	786,861
Salaries, wages, and commissions	1,430,067	770,494	3,258,930	866,554
Employee benefits	43,348	-	106,944	-
Investor relations	76,113	186,183	632,617	454,372
Management fees	50,000	153,528	150,000	476,203
Software and other expense	176,726	13,289	671,153	190,194
	$4,358,738	$3,145,881	$13,494,067	$5,933,721

General and administrative

	Three months ended	Three months ended	Nine months ended	Nine months ended
General and administrative	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Compliance fees	$222,074	$30,573	$388,520	$85,871
Salaries and wages	1,035,449	430,542	3,655,969	189,545
Consultant fees	74,129	78,786	337,941	243,163
Employee benefit	437,434	8,756	916,112	45,230
Management fees	164,585	9,452	534,950	129,452
Office, general, and other	508,149	163,328	1,210,853	793,929
Computer, software, and maintenance	304,166	6,044	473,912	25,045
Professional fees	507,809	368,621	1,034,114	591,232
Shipping and warehouse costs	481,445	416,843	1,362,242	1,053,513
	$3,735,240	$639,773	$9,914,613	$3,156,980

Research and Development

	Three months ended	Three months ended	Nine months ended	Nine months ended
Research and development	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries and wages	$1,000,721	$1,114,782	$2,994,831	$1,114,782
Employee benefits	84,391	-	$193,435	$-
Consultant fees	577,939	269,806	1,558,400	234,167
Platform, maintenance, and other	200,734	203,185	642,609	203,765
	$1,863,785	$1,048,161	$5,389,276	$1,552,714

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

16.	SEGMENTED INFORMATION

For the three and nine months ended September 30, 2021, the Company has two reportable segments:

●	The operation of eCommerce platforms which generates revenue from online sales channels, market places, and direct sales through websites

●	The provision of technology services for eCommerce, virtual events, higher education and advertising.

The above reportable segments are the way the Company reports information regarding segment performance, including comprehensive (loss) for the three and nine months ended September 30, 2021.

The following is summarized financial information of the Company’s reportable segments for the three and nine months ended September 30, 2021 and September 30, 2020.

Nine months ended

September 30, 2021	eCommerce	Technology Services	Corporate	Total
Revenue	$15,019,464	$4,536,376	$-	$19,555,840
Cost of Sales	(8,567,011)	(3,580,563)	-	(12,147,574)
Gross Profit	6,452,453	955,813	-	7,408,266
Sales & Marketing	(5,044,895)	(8,449,172)	(788,750)	(13,494,067)
General & Administrative	(3,231,708)	(6,683,909)	(2,538,108)	(9,914,613)
Research & Development	(2,803)	(5,386,473)	-	(5,389,276)
Total comprehensive (loss)	(2,425,973)	(15,445,291)	(5,121,080)	(22,992,344)

September 30, 2020	eCommerce	Technology Services	Corporate	Total
Revenue	$9,344,843	$1,339,099	$-	$10,683,942
Cost of Sales	(4,209,001)	-	-	(4,209,001)
Gross Profit	5,135,842	1,339,099	-	6,474,941
Sales & Marketing	(3,969,580)	(1,024,747)	(939,394)	(5,933,721)
General & Administrative	(1,691,910)	(635,552)	(829,518)	(3,156,980)
Research & Development	-	(1,552,714)	-	(1,552,714)
Total comprehensive (loss)	(420,681)	(2,368,934)	(4,766,147)	(7,555,762)

Three months ended

September 30, 2021	eCommerce	Technology Services	Corporate	Total
Revenue	$4,579,691	$1,157,894	$-	$5,737,585
Cost of Sales	(2,618,540)	(1,317,769)	-	(3,936,309)
Gross Profit	1,961,151	(159,875)	-	1,801,276
Sales & Marketing	(1,569,991)	(3,445,251)	(132,246)	(4,358,738)
General & Administrative	(1,022,793)	(3,954,427)	(1,297,132)	(3,735,240)
Research & Development	(76)	(1,863,709)	-	(1,863,785)
Total comprehensive (loss)	(907,329)	(4,894,946)	(2,000,846)	(7,803,121)

September 30, 2020	eCommerce	Technology Services	Corporate	Total
Revenue	$3,801,152	$861,776	$-	$4,662,928
Cost of Sales	(1,705,571)	-	-	(1,705,571)
Gross Profit	2,095,581	861,776	-	2,957,357
Sales & Marketing	(2,201,625)	(619,741)	(324,515)	(3,145,881)
General & Administrative	(28,421)	(197,035)	(414,317)	(639,773)
Research & Development	-	(1,048,161)	-	(1,048,161)
Total comprehensive income (loss)	143,634	(1,471,797)	(3,042,955)	(4,371,118)

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

16.	SEGMENTED INFORMATION (continued)

Salaries, wages, and benefits specific to cost of sales for technology services were unmeasurable for acquired companies in prior years. It is impracticable for management to determine the cost of sales in prior year due to the lack of information available. As such, there is no amount reflected for salaries and wages or employee benefits for the nine months ended September 30, 2020.

The following is summarized financial information of the Company’s reportable segments for September 30, 2021 and December 31, 2020.

September 30, 2021	eCommerce	Technology Services	Corporate	Total
Total asset	$6,361,884	$11,364,044	$14,759,622	$32,485,550
Total liabilities	$(3,028,021)	$(3,527,279)	$(463,030)	(7,018,331)
Net assets (liabilities)	$3,333,862	$7,836,765	$14,296,592	$25,467,219

December 31, 2020	eCommerce	Technology Services	Corporate	Total
Total asset	$925,502	$216,497	$27,933,894	$29,075,893
Total liabilities	$(1,969,055)	$(1,112,213)	$(3,575,690)	(6,656,958)
Net assets (liabilities)	$(1,043,553)	$(895,716)	$24,358,204	$22,418,935

17.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $790,269.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

17.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Fair Values

The Company’s financial instruments consist of cash, receivables, and accounts payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at September 30, 2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

18.	CONTINGENCY

During the year ended December 31, 2020, the Company has received a legal claim against the Company in respect of the acceleration term on the right to exercise certain warrants. As at September 30, 2021, the claim remains at the preliminary stage. It is premature to determine the outcome of this claim.

19.	SUBSEQUENT EVENT

On November 3, 2021, the Company raised $5,000,000 in total gross proceeds and issued 3,030,304 Common Shares and Warrants to purchase up to an aggregate of 1,515,152 Common Shares at a purchase price of CAD$1.65 per Common Share and associated Warrant. Each Warrant will entitle the holder to purchase one half of one Common Share at an exercise price of CAD$1.92 per whole Common Share for a period of three years following the issuance date.